Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 22, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 21, 2024 The Nasdaq Stock Market LLC (the "Exchange") received from IB ACQUISITION CORP. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock, $0.0001 par value and one right

Shares of common stock, $0.0001 par value

Rights, each entitling the holder to receive one-tenth of one share of common stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,